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SEC FILE NUMBER
8-69089

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TCFG Wealth Management, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28202 Cabot Rd, Ste. 300
(No. and Street)

Laguna Niguel, CA 92677
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rick Roberts	(949) 365-5830	rroberts@tcfgwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, # 404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Rick Roberts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TCFG Wealth Management, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

For notary please refer to attached acknowledgment

Signature: [signature]

Title: President and CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Orange)

On 08th February 2022 before me, Tushar J. Patel Notary Public, (here insert name and title of the officer)

personally appeared Richard James Roberts

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

TUSHAR J. PATEL
Commission # 2363820
Notary Public - California
Orange County
My Comm. Exp. JULY 2, 2025

WITNESS my hand and official seal.

Signature [signature]

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of S.E.C. Annual Reports

containing 02 pages, and dated 31st December 2021.

The signer(s) capacity or authority is/are as:

- [x] Individual(s)
- [ ] Attorney-in-Fact
- [ ] Corporate Officer(s) ______ Title(s)
- [ ] Guardian/Conservator
- [ ] Partner - Limited/General
- [ ] Trustee(s)
- [ ] Other:

representing: Self
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
- [x] form(s) of identification
- [ ] credible witness(es)

Notarial event is detailed in notary journal on:
Page # 43 Entry # 05

Notary contact: 714-925-1247

Other
- [ ] Additional Signer(s)
- [ ] Signer(s) Thumbprint(s)
- [ ]

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
TCFG Wealth Management, LLC
Laguna Niguel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) TCFG Wealth Management, LLC , identified the following provisions of 17 C.F.R. §15c3-3(k) under which TCFG Wealth Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) TCFG Wealth Management, LLC , stated that TCFG Wealth Management, LLC , met the identified exemption provisions throughout the most recent fiscal year without exception and (3) TCFG Wealth Management, LLC stated that TCFG Wealth Management, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (a) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, retailing corporate equity securities over-the-counter, selling corporate debt securities, mutual fund retailer, US government securities, municipal securities, variable life insurance or annuities, solicitor of time deposits in a financial institution, oil and gas interests, put and call or option writer, tax shelters or limited partnerships in primary distributions, non-exchange member arranging for transactions in listed securities by exchange member, private placements of securities and interests in mortgages or other receivables; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. TCFG Wealth Management, LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about TCFG Wealth Management, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2022

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets		**2021**
Assets		
Cash and equivalents	$	1,418,387
Deposits held at clearing broker		100,000
Receivable from clearing brokers		630
Accounts Receivable		44,028
Due from Related Parties		76,717
Other assets		86,869
Total assets	$	1,726,631
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	5,008
Commissions Payable		58,323
Unearned Revenue		150,000
Due to Related Party		20,603
Deferred Compensation		5,046
Due to Clearing		719
Total liabilities	$	239,699
Equity		
Member's Equity		1,486,932
		1,486,932
Total liabilities and member's equity	$	1,726,631

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:		
Securities commissions and fees	$	2,547,324
Sale of Investment Company Shares		216,153
Sale of Insurance Based Products		1,829
Net gains or losess on Principal Trades		363,623
Interest / Rebate / Dividend Income		66,019
Investment Banking		6,074,448
Alternative Investments		2,976,776
Variable Annuities		480,740
Other income		132,268
Total revenue		12,859,180
Expense:		
Clearing fees		159,783
Commissions		10,273,348
Employee compensaton and benefits		548,219
Legal and professional		70,897
Clearing Firm Coversion Fee		700,000
Occupancy		17,580
Contract Labor		55,303
E&O Premiums		84,372
Internet, Email and IT Services		99,170
Licenses		23,922
Payroll Taxes (Employer)		44,230
Other operating expenses		110,574
Total expenses		12,187,398
Income before income taxes		671,781
Other Miscellaneous Expense		
Income tax benefit (expense):		
Current state franchise tax		12,590
Net income (loss)	$	659,191

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2021

Balance, December 31, 2020	1,177,741
Member's Distribution	(350,000)
Net Income (loss)	659,191
Balance, December 31, 2021	1,486,932

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2021

		2021
Operating activities		
Net income (loss)	$	659,191
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Receivable from clearing brokers		47,181
Accounts receivable		93,397
Due from related parties		(50,754)
- Other assets		(41,359)
Accounts payable and accrued expenses		(286)
Commissions payable		(33,484)
Unearned revenue		(550,000)
Deferred compensation		3,104
Due to Related Party		20,603
Due to clearing		716
Net cash provided (used) by operating activities		148,309
Financing activities		
Member distributions		(350,000)
Net cash provided (used) by financing activities		(350,000)
Decrease in cash and equivalents		(201,691)
Cash and equivalents at 1/1/21		1,620,078
Cash and equivalents at 12/31/21		1,418,387
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	12,590

See accompanying notes to the financial statements

TCFG WEALTH MANAGEMENT, LLC
Notes to the Financial Statements
December 31, 2021

Note 1-Nature of Business

TCFG Wealth Management, LLC (the "Company") was organized April 10, 2012 under the laws of Delaware. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA")and the Securities Investor Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage and asset management services.

The Company has a sole member, Certus Financial Group. LLC ("Certus").

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management Review
The management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 18. 2022 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Cash and Cash Equivalents
Company maintains its cash in bank deposit accounts which at times. may exceed uninsured limits. The Company has not experienced any losses in such accounts. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a lability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 -quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active. or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

There were no levels to measure at December 31, 2021.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, accounts receivable and accounts payable and accrued expenses.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the sole member of the Company. The Company is subject to a minimum State of California Franchise Tax of $800 and a Gross Receipts Tax of $11,790.

The Company is generally no longer subject to tax examinations relating to federal and state tax returns beyond three years.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The equity interest of the Company is owned by one member. Certus. whom contributed $10,000 upon inception of the Company.

The Company's duration is perpetual and can be dissolved as a result of the following events: death, retirement, resignation. expulsion, bankruptcy or dissolution or the occurrence of any other event which terminates the continued membership of a member.

Note 4 - Related Party

The Company has an Agreement (the "TCFG Expense Sharing Agreement") with Certus for the payment of rent. During 2021, the Company reimbursed its sole member $17,580 in reimbursement for its pro rata share of rent pursuant to an TCFG Expense Sharing Agreement entered into in December 2012. At December 31, 2021 the company was owed $76.717 from a related party. The Company owed a related party $20,603 at year end December 31, 2021.

The Company made a change of clearing firms from National Financial Services, LLC to Pershing LLC on December 15, 2020. The Company received an additional $150,000 fee in year two of the agreement which is being recognized as unearned revenue on the balance sheet. This amount will be amortized over a seven-year period which coincides with the termination clause of the clearing agreement. From the period December 15, 2020 until December 31, 2027, there is a termination fee ranging from $1,000,000 to $2,500,000.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 5 - Deposit with Clearing Organization

The Company maintains a deposit account with Pershing, LLC ("Pershing") as part of the Company's contract for services. Pershing requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2021, the deposit balance was $100,000.

Note 6 - Commitments and Contingencies

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened

against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 7 - Net Capital Requirements

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $15,980. In this case the minimum net capital is $15,980. On December 31, 2021, the Company's net capital of $1,337,546 exceeded the minimum net capital requirement of $15,980 by $1,321,566 and the Company's ratio of aggregate indebtedness of $239,699 to net capital was 0.18:1, which is less than the 15:1 maximum ratio requirement.

Note 8 - Concentrations

During the year ended December 31, 2021, 47.23% of the Company's revenue was derived from Investment Banking related activities.

TCFG WEALTH MANAGEMENT, LLC
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2021

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Member's Equity, December 31, 2021	$ 1,486,932
Subtract - Non allowable assets:	
Accounts receivable	31,194
Other current assets	118,098
Tentative net capital	1,337,641
Haircuts	94
NET CAPITAL	1,337,546
Minimum net capital	15,980
Excess net capital	1,321,566
Aggregate indebtedness	239,699
Ratio of aggregate indebtedness to net capital	0.18

Minimum Net Capital Calculation

Aggregate Indebtedness ("AI")	239,699.00	
X 6 2/3%	0.066667	
AI Net Capital Requirement	15,980.01	
Statutory Requirement	5,000.00	
Minimum Net Capital Requirement		$ 15,980.01

There was no difference between the net capital above and the net capital included in the December 2021 FOCUS Report.

TCFG WEALTH MANAGEMENT, LLC

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

The company has no reserve deposit obligations under SEC 15c3-3€ because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2021

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-7073 and therefore is not subject to the Rule.

Assertions Regarding Exemption Provisions

TCFG Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k) (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) (2) (ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to: (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, retailing corporate equity securities over-the-counter, selling corporate debt securities, mutual fund retailer, US government securities, municipal securities, variable life insurance or annuities, solicitor of time deposits in a financial institution, oil and gas interests, put and call or option writer, tax shelters or limited partnerships in primary distributions, non-exchange member arranging for transactions in listed securities by exchange member, private placements of securities and interests in mortgages or other receivables. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TCFG Wealth Management, LLC

I, Rick Roberts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Rick Roberts

Title: President and CEO
February 18, 2022

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of TCFG Wealth Management, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of TCFG Wealth Management, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TCFG Wealth Management, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of TCFG Wealth Management, LLC's management. My responsibility is to express an opinion on TCFG Wealth Management, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TCFG Wealth Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the TCFG Wealth Management, LLC's financial statements. The Supplemental Information is the responsibility of the TCFG Wealth Management, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as TCFG Wealth Management, LLC's auditor since 2016.
Tarzana, California
February 18, 2022